# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., CIK 0001406234
CUSIP: G16252101
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 207,999,242; sole dispositive power 0; shared dispositive power 207,999,242; aggregate amount beneficially owned 207,999,242 (31.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,399,230 limited partnership units ("Units") of Brookfield Infrastructure Partners L.P. ("BIP" or the "Issuer") held by subsidiaries of Brookfield Corporation ("Brookfield") and 3,287,267 Units held by subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to Brookfield ("BNT"). This amount also includes 150,395,486 redeemable partnership units of Brookfield Infrastructure L.P. ("RPUs") held by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, 23,343,155 RPUs held by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield, 9,192,061 RPUs held by BIP REU Holdings (2019) L.P., a wholly-owned subsidiary of Brookfield, and 7,369,254 RPUs held by BILP Holdings ULC, a wholly-owned subsidiary of Brookfield.
  
  This amount further includes 1,500,000 class A.2 exchangeable non-voting shares of Brookfield Infrastructure Holdings Corporation ("Class A.2 Shares") held by Brookfield and 11,512,789 Class A.2 Shares held by BIPC Holding LP, a wholly-owned subsidiary of Brookfield.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 457,709,338 Units outstanding. Percentage assumes the exchange of the 190,299,956 RPUs and 13,012,789 Class A.2 Shares beneficially owned by Brookfield as of July 21, 2026.
- BAM PARTNERS TRUST: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 207,999,242; sole dispositive power 0; shared dispositive power 207,999,242; aggregate amount beneficially owned 207,999,242 (31.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes the Units, RPUs and Class A.2 Shares beneficially owned by Brookfield.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 457,709,338 Units outstanding. Percentage assumes the exchange of the 190,299,956 RPUs and 13,012,789 Class A.2 Shares beneficially owned by Brookfield as of July 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Comment:
This Amendment No. 13 (this "Amendment No. 13") to Schedule 13D amends and supplements the Schedule 13D originally filed on February 12, 2008 (and as amended through Amendment No. 12 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 13.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 13.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 21, 2026, BIP, Brookfield Infrastructure Corporation ("BIPC") and Brookfield Infrastructure Partners Inc. ("BIP Inc.") entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Transaction") to simplify BIP's and BIPC's corporate structure by converting BIP and BIPC into a single Canadian publicly traded corporate entity, BIP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to a number of conditions, including obtaining the approval of the holders of Units (the "Unitholders") and approval by the British Columbia Supreme Court. If the Transaction is approved by the Unitholders but not by the holders of class A exchangeable subordinate voting shares ("BIPC Shares") of BIPC (the "Shareholders"), the Transaction will still be completed except that the exchange of BIPC Shares (the "Share Exchange"), as described below, will not occur. A special meeting of Unitholders and a special meeting of Shareholders have been called for October 14, 2026, and security holders of record as of close of business on August 21, 2026 will be entitled to vote at the meetings.

If the Transaction is approved by both the Unitholders and Shareholders, and subject to satisfaction of other conditions, BIP and BIPC will implement the Transaction, pursuant to which, among other things, all Units, BIPC Shares, exchangeable limited partnership units of Brookfield Infrastructure Partners Exchange LP, a subsidiary of BIP, class B exchangeable limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership, a subsidiary of BIP, Class A.2 Shares and redemption-exchange limited partner units of Brookfield Infrastructure L.P. ("BILP") will be exchanged, directly or indirectly, for newly issued class A subordinate voting shares of BIP Inc. ("BIP Inc. Class A Shares") on a one-for-one basis. In addition, the class A common shares of Brookfield Infrastructure Partners Limited, the general partner of BIP, will be exchanged for class B multiple voting shares of BIP Inc. ("BIP Inc. Class B Shares"), and the special general partner units of BILP, held by a subsidiary of Brookfield Asset Management Ltd., will be exchanged for class I non-voting incentive shares of BIP Inc. ("BIP Inc. Class I Shares"). The newly issued BIP Inc. Class A Shares are expected to be listed on the Toronto Stock Exchange and the New York Stock Exchange.

Following completion of the Transaction and based on their current ownership and the aggregate number of issued and outstanding BIPC Shares, Class A.2 Shares and Units, (i) Brookfield and its subsidiaries are expected to own 204,711,975 BIP Inc. Class A Shares, representing approximately 26.4% of the issued and outstanding BIP Inc. Class A Shares (and 204,711,975 BIP Inc. Class A Shares, representing approximately 30.9% of the issued and outstanding BIP Inc. Class A Shares if the Share Exchange does not occur), 45,776 BIP Inc. Class B Shares, representing 100% of the issued and outstanding BIP Inc. Class B Shares (which BIP Inc. Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BIP Inc. Class A Shares held on the record date for determining the BIP Inc. shareholders entitled to vote at the applicable meeting minus 100), (ii) BNT and its subsidiaries are expected to own 3,287,267 BIP Inc. Class A Shares, representing approximately 0.4% of the issued and outstanding BIP Inc. Class A Shares (and 3,287,267 BIP Inc. Class A Shares, representing approximately 0.5% of the issued and outstanding BIP Inc. Class A Shares if the Share Exchange does not occur), (iii) Brookfield Asset Management Ltd. and its subsidiaries are expected to own 2,400,631 BIP Inc. Class I Shares, representing 100% of the issued and outstanding BIP Inc. Class I Shares and (iv) BIP Inc. will own all of the issued and outstanding Units, redemption-exchange limited partnership units of BILP, Class A.2 Shares and, assuming the Share Exchange occurs, BIPC Shares. If the Transaction is completed but the Share Exchange does not occur, Brookfield and its subsidiaries will not own any BIPC Shares.

Further information regarding the Transaction will be contained in a joint management information circular of BIP and BIPC. Subject to the receipt of all required approvals, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (and the footnotes thereto) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described in Item 4 in this Amendment No. 13, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 13 is hereby incorporated by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Managing Director, Legal and Regulatory (07/23/2026)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (07/23/2026)